SECURITIES AND EXCHANGE COMMISSIONS

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15A-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated March 7, 2003, regarding $9 million general rate increase granted to PacifiCorp in Wyoming.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc (Registrant)

Date	March 7, 2003	By:	/s/ Alan McCulloch
Alan McCulloch Assistant Company Secretary

PACIFICORP GRANTED $9 MILLION GENERAL RATE INCREASE IN WYOMING

ScottishPower announces that on 7 March 2003 its US subsidiary, PacifiCorp, was granted recovery of approximately $9 million of the company’s $20 million general rate case request from the Wyoming Public Service Commission (WPSC).

As part of the proceedings, the WPSC disallowed the company’s requests for $60.3 million of net excess power costs related to the western power crisis and for $30.7 million to replace the lost generation due to the Hunter 1 plant failure. The company is currently considering its options in relation to the WPSC deliberations on the power cost issues.

In previous orders in other states, PacifiCorp has been authorised to recover more than $309 million of net excess power costs plus on-going carrying charges. The case to recover net excess power costs in Wyoming was the last of the major recoveries of costs related to the western energy crisis being sought by PacifiCorp. Another case continues in Washington.

Under UK GAAP, all of PacifiCorp’s net excess power costs are charged to ScottishPower’s profit and loss account when incurred.

Further information:

Andrew Jamieson	Head of Investor Relations	+44 (0)141-636-4527
Colin McSeveny	Group Media Relations Manager	+44 (0)141-636-4515